TR-1: notification of major interests in shares

1. Identity of the issuer or the underlying issuer
of existing shares to which voting rights are
attached:                                                                                              Reed Elsevier Plc

2. Reason for the notification (please tick the appropriate box or boxes)

An acquisition or disposal of voting rights                                                                  ×

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

An event changing the breakdown of voting rights

Other (please specify):

3. Full name of person(s) subject to the
notification obligation:                                                 Prudential plc group of companies

4. Full name of shareholder(s) (if different from 3.):

5. Date of the transaction (and date on which
the threshold is crossed or reached if different):                             17 September 2008

6. Date on which issuer notified:                                                   18 September 2008

7. Threshold(s) that is/are crossed or reached:                                                   3%

8. Notified details:

A: Voting rights attached to shares

Class/type of
shares
(if possible
using the ISIN	Situation previous to the
CODE)	Triggering transaction VI		Resulting situation after the triggering transaction VI
1.	Number of	Number of	Number of	Number of voting		% of voting
	Shares	Voting	shares	rights	ix	righ	ts
	—	Rights viii	—	—	—	—	—
1.	1.	1.	Direct	Direct [x]	Indirect	Direct	Indirect
	—	—	—	—	xi	—	—

GB00B2B0DG97	33,105,320	33,105,320	Below 3%	Below 3%	[ ]	Below 3%	[ ]

B: Financial Instruments
Resulting situation after the triggering transaction xii

Number of voting
rights that may be
acquired if the
Type of financial	Expiration	Exercise/ Conversion	instrument is	% of voting
instrument	date xiii	Period/ Date xiv	exercised/ converted.	rights
N/A	N/A	N/A	N/A	N/A

Total (A+B)

Number of voting rights	% of voting rights
Below 3%	Below 3%

9. Chain of controlled und	ertakings through which the voting rights and/or

the financial instruments are e	ffectively held, if applicable xv:

Proxy Voting:

10. Name of the proxy holder:	N/A

11. Number of voting rights proxy holder will cease to hold:	N/A

12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	We no longer have a notifiable interest

14. Contact name:	Dipesh Varsani M&G Investment Management Limited

15. Contact telephone number:	020 7548 3261

B: Identity of Margaret Woods, Assistant Secretary, Reed Els 1-3 Strand London WC2N 5JRPhone number & +44 (0) 207 930 7077 margaret.woods@reedelsevier.c	the notifier, if applicableFull name evier PLCContact address email om